SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TENGASCO, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

88033R304
(CUSIP Number)

ICN FUND I LLC ATTN: RODNEY D GILES PO BOX 131420 SPRING, TX 77393 281-782-5332
(Name, address and telephone number of person authorized to receive notices and communications)

December 22, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 88033R304	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS ICN FUND I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WORKING CAPITAL
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF	7	SOLE VOTING POWER	3,042,119
SHARES BENEFICIALLY	8	SHARED VOTING POWER	None
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,042,119
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.999997288076%
14	TYPE OF REPORTING PERSON Corporation

CUSIP No. 88033R304	SCHEDULE 13D	Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.001 par value, of Tengasco, Inc (“Tengasco”). Tengasco’s principal executive office is located at 6021 S. Syracuse Way, Suite 117, Greenwood Village, Colorado 80111.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed on behalf of the following persons:

ICN Fund I, LLC, a Texas limited liability company (“ICN Fund I”);

Insert Company Name, LLC, a Texas limited liability company (“ICN”); and

Rodney Dustin Giles, a United States citizen.

The above persons are collectively referred to herein as the “Reporting Persons.”

ICN Fund I was formed specifically to purchase shares of Tengasco and/or Tengasco’s assets. ICN Fund I has not been convicted in a criminal proceeding. ICN Fund I has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

ICN’s principal business is serving as the manager of ICN Fund I. ICN has not been convicted in a criminal proceeding. ICN has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Rodney Dustin Giles is an individual whose business address is PO Box 131420, Spring, Texas 77393. Mr. Giles is the managing member of ICN. Mr. Giles’ principal occupation is managing investments ranging from oil & gas, real estate and technology. ICN’s business address is PO Box 131420, Spring, Texas 77393. Mr. Giles has not been convicted in a criminal proceeding. Mr. Giles has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

WORKING CAPITAL

ITEM 4.	PURPOSE OF THE TRANSACTION.

ICN Fund I reserves the right to purchase additional shares in Tengasco.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with Tengasco and Tengasco’s management and the board of directors, other stockholders of Tengasco and other interested parties.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

ICN Fund I owns an aggregate amount of  3,042,119 shares of Tengasco common stock. Of this amount, 2,458,912 were acquired in open market transactions; 200,000 were transferred from Mr. Giles to ICN Fund I as a partial capital contribution on behalf of ICN; and 383,207 were acquired directly from Jeff Bailey, former CEO of Tengasco.

ICN Fund I holds sole power to vote and to dispose of ICN Fund I’s shares. As a result of its status as manager of ICN Fund, ICN holds sole power to vote and to dispose of ICN Fund I’s shares. As a result of his status as managing member of ICN, Mr. Giles holds sole power to vote and to dispose of ICN Fund I’s shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

N /A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICN FUND I, LLC

December 28, 2015	By:	/s/ Rodney Dustin Giles
Managing Member

INSERT COMPANY NAME, LLC

December 28, 2015	By:	/s/ Rodney Dustin Giles
Managing Member

RODNEY DUSTIN GILES

December 28, 2015	By:	/s/ Rodney Dustin Giles